

Ryan Miner

Co-CEO at Petit Vour, LLC

Dallas, Texas

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Petit Vour, LLC

 The Peabody Institute of The Johns Hopkins…

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 131 connections

Experience

Co-Founder and Co-CEO

Petit Vour, LLC

Mar 2013 – Present · 5 yrs 8 mos
Austin, TX

Education



The Peabody Institute of The Johns Hopkins University

Music Theory and Composition, 4.0 GPA

2011 – 2014



The University of Texas at Austin - Red McCombs School of Business

Bachelor's degree, Accounting and Finance, 3.7 GPA

2003 – 2009

Interests




The University of Texas at Austin
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The Peabody Institute of The Jo…
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The University of Texas at Austi…
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Ryan Miner | LinkedIn